UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


04031302

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[x]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Great Eastern Holdings Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Singapore
(Jurisdiction of Subject Company's Incorporation or Organization)

Oversea-Chinese Banking Corporation Limited
(Name of Person(s) Furnishing Form)

Ordinary shares of S$0.50 each in the share capital of Great Eastern Holdings Limited
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Elizabeth Teoh, Group Company Secretary,
c/o Great Eastern Holdings Limited,
1 Pickering Street, #16-01, Great Eastern Centre,
Singapore 048659
(+65) 6248 2750
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 17, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following disclosure documents are attached to this Form CB as exhibits, and are hereby incorporated by reference.

Exhibit number	Description
1*	Offer Document ("Offer Document") dated 17 May 2004
2*	Form of Acceptance and Authorisation
3*	Form of Acceptance and Transfer
4	Letter to shareholders of Great Eastern Holdings Limited dated 25 May 2004

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer Document and in the letter addressed to shareholders of Great Eastern Holdings Limited dated 25 May 2004.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) N/A.

(2) No documents are incorporated by reference in the Home Jurisdiction Document.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Oversea-Chinese Banking Corporation Limited with the Securities and Exchange Commission on May 18, 2004.

---

* Incorporated by reference as furnished to the Securities and Exchange Commission as an exhibit to Form CB dated May 17, 2004.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Soon Tit Koon, Chief Financial Officer

(Name and Title)

May 25, 2004

(Date)

Exhibit 4

Oversea-Chinese Banking Corporation Limited
65 Chulia Street
OCBC Centre
Singapore 049513

Tel (65) 6318 7222
Fax (65) 6533 7955
www.ocbc.com



25 May 2004

To the Shareholders of Great Eastern Holdings Limited

Dear Shareholders,

VOLUNTARY UNCONDITIONAL OFFER FOR GREAT EASTERN HOLDINGS LIMITED ("GEH")

On 17 May 2004, we have despatched to you an offer document ("**Offer Document**") dated 17 May 2004 which contains the details of OCBC Bank's voluntary unconditional offer (the "**Offer**") for GEH. Included with the Offer Document is a Form of Acceptance and Authorisation ("**FAA**") or a Form of Acceptance and Transfer ("**FAT**").

In order for you to make a more informed decision as to whether or not to accept the Offer, we encourage you to read the Offer Document and a circular that will be issued shortly by GEH in relation to the Offer. We also advise you to consult your stockbroker, bank manager, solicitor or other professional advisers immediately, if you have any doubts about the Offer.

THE OFFER

The Offer gives you an opportunity to join the enlarged OCBC group as an OCBC Bank shareholder, and to benefit from a stronger partnership between OCBC Bank and GEH. You will be a shareholder in a larger financial services group offering its customers a full range of banking, insurance and wealth management products.

If you accept the Offer, you will receive 976 new OCBC Bank shares in exchange for every 1,000 GEH shares that you tender for acceptance.

You may also choose to receive INCCPS (irredeemable non-cumulative convertible preference shares) on a similar basis of 976 INCCPS for every 1,000 GEH shares. However, you should note that the INCCPS will not carry voting rights and are not redeemable for cash. Details of the INCCPS terms are found in Appendix 3 of the Offer Document.

DEADLINE FOR THE OFFER

The Offer closes on 16 June 2004 at 3.30 p.m. or such later date(s) as may be announced from time to time by or on behalf of OCBC Bank ("**Closing Date**"). We encourage you to respond early if you wish to accept the Offer.

OCBC Bank does not intend to improve the terms of the Offer.

ACCEPTING THE OFFER

<u>If you hold GEH shares in scripless form (with the CDP)</u>:

You will need to submit the completed and signed FAA no later than 3.30 p.m. on the Closing Date:

(i) By hand to Oversea-Chinese Banking Corporation Limited, c/o The Central Depository (Pte) Ltd, 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807; or

(ii) By post, using the pre-addressed envelope provided with the Offer Document.

Your securities account will be credited with the appropriate number of new OCBC Shares (and/or INCCPS) within 21 days of the date of receipt of the acceptance documents.

If you hold GEH shares in scrip form:

You will need to submit the following documents in the pre-addressed envelope provided with the Offer Document, no later than 3.30 p.m. on the Closing Date:

(i) Completed and signed FAT;

(ii) The share certificate(s), other document(s) of title and/or other relevant document(s); and

(iii) Where the Offer Shares are not registered in your name, a transfer form, duly completed and executed by the person in whose name such share certificate(s) is/are registered and stamped, with the particulars of transferee left blank (to be completed by OCBC or a person authorised by it).

Share certificates for the new OCBC Shares (and/or INCCPS) will be despatched to you or your designated agent within 21 days of the date of receipt of the acceptance documents.

Full procedures on how to accept the Offer are set out in Appendix 2 of the Offer Document.

HELPLINES

If you have any questions about the Offer, please contact OCBC Bank, or our Financial Adviser JPMorgan, at the following Helplines during normal office hours:

OCBC Bank : (65) 6530 2931 / 6530 4342 / 6530 1537
JPMorgan : (65) 6882 1804

We look forward to your support for our Offer.

Yours faithfully
For and on behalf of the Board of Directors

Cheong Choong Kong	David Conner
Chairman	Chief Executive Officer
OCBC Bank	OCBC Bank

The Directors of OCBC Bank (including any who may have delegated detailed supervision of this letter) have taken all reasonable care to ensure that the facts stated are fair and accurate and that no material facts have been omitted, and they jointly and severally accept responsibility accordingly.

This letter is qualified in its entirety by, and should be read in conjunction with, the full text of the Offer Document. Words and expressions not defined herein have the same meaning as in the Offer Document, unless the context otherwise requires.

Notice to GEH shareholders in the United States: *The Offer is being made for the securities of GEH, a Singapore company. The Offer is subject to disclosure requirements of Singapore that are different from those of the United States. Financial statements included in the Offer Document have been prepared in accordance with Singapore accounting standards that may not be comparable to financial statements of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located outside the U.S., and all of its officers and directors are residents of a country other than the U.S.. You may not be able to sue or effect service of process upon a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against OCBC Bank.*

You should be aware that OCBC Bank may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

This letter has not been reviewed by any federal or state securities commission or regulatory authority in the U.S., nor has any such commission or authority passed upon the accuracy or adequacy of this letter. Any representation to the contrary is unlawful and may be a criminal offence.